UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 13, 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:	A press release dated April 12, 2010, announcing that Turkcell has filed two lawsuits in the Highest Administrative Court.
A press release dated April 12, 2010, announcing that Turkcell has decided to amend and include a new item on the agenda of the Annual General Assembly.

12/04/2010

LAWSUITS REGARDING ICTA’S DECISIONS

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

                                                                                                                  Istanbul Stock Exchange

ISTANBUL

On February 12, 2010, we announced that the Information and Communication Technologies Authority (“ICTA”) has set new termination rates and maximum prices to be applied by Turkcell effective from April 1, 2010.

In this regard, Turkcell has filed two lawsuits in the Highest Administrative Court.  One of the lawsuits was initiated with regards to the annulment of the decision of the ICTA concerning the new termination rates, whereas the other is related to the annulment of the ICTA’s decision on maximum prices.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/54, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

12/04/2010

ADDITION OF AN ITEM TO THE ANNUAL GENERAL ASSEMBLY AGENDA

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

                                                                                                                  Istanbul Stock Exchange

ISTANBUL

On April 12, 2010 Turkcell’s Board of Directors decided to amend and include a new item in the agenda of the Annual General Assembly, which will be held on Thursday April 29, 2010 at 15.00 PM in Turkcell Plaza, Konferans Salonu, Mesrutiyet Caddesi No:71 Tepebasi/Istanbul. This new item is inserted in the agenda of the meeting as number 11, with the prior agenda renumbered accordingly.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/54, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.
AGENDA OF THE
ORDINARY GENERAL ASSEMBLY MEETING
DATED 29 APRIL 2010

1.	Opening and election of the Presidency Board;

2.	Authorizing the Presidency Board to sign the minutes of the meeting;

3.	Discussion of and decision on the amendment of article 3 of the Articles of Association of the Company, titled “Purpose and Subject-Matter”;

4.	Reading the Annual Reports of the Board of Directors relating to fiscal year 2009;

5.	Reading the Annual Reports of the Auditors relating to fiscal year 2009;

6.	Reading the summary of the Independent Audit Firm’s report relating to fiscal year 2009;

7.	Review, discussion and approval of the Balance Sheet and profits/loss statements relating to fiscal year 2009;

8.	Release of the Board members from activities and operations of the Company in year 2009;

9.	Release of the auditors from activities and operations of the Company in year 2009;

10.	Submittal for the approval of the temporary election of the board members made by the Board of Directors during the previous year in order to fill the vacancies and approval thereof;

11.	Removing the Board of Directors’ members and election of new members for a period of three years;

12.	Determination of the Board of Directors Members’ remuneration for the year 2010;

13.	Election of auditors for a period of one year and determination of their remuneration;

14.	Discussion of and decision on the Board of Directors’ proposal concerning the distribution of profit for year 2009;

15.	Informing the General Assembly regarding the donations made in year 2009;

16.
Discussion of and approval of the election of the independent audit firm realized by the Board of Directors in accordance with the article 14 of the Regulation Concerning the Independent External Audit in Capital Markets which is published by the Capital Markets Board;

17.
Decision permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s and to participate in companies operating in the same business and to perform other acts in compliance with Articles 334 and 335 of the Turkish Commercial Code;

18.
Informing the General Assembly regarding the guarantees, pledges and mortgages provided by the Company to third parties or the derived income thereof, in accordance with the Decision of the Capital Markets Board dated 09/09/2009 and numbered 28/780;

19.	Wishes and hopes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 13, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 13, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations - Division Head